Cira Centre
2929 Arch Street
Philadelphia, PA  19104-2808

+1  215  994  4000  Main

+1  215  994  2222  Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510  Direct

+1 215 655 2510  Fax

May 14, 2015

VIA EDGAR

Laura Hatch

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:          FS Energy and Power Fund II

Form 10-K (File No. 814-01066)

Dear Ms. Hatch:

On behalf of FS Energy and Power Fund II (“FSEP II” or the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on April 21, 2015 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the Commission on March 30, 2015 (the “Form 10-K”).  For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. All page references are to page numbers in the Form 10-K.

Notes to Financial Statements

Note 3. Related Party Transactions—Exemptive Relief, Page 79

1.                                      Why does the disclosure not mention seeking multiple share class relief?

The Company respectively submits that unlike the description of the co-investment exemptive order where the Company and the Company’s co-investment affiliates (as defined in the Form 10-K) may co-invest in the same transaction, the Company’s joint application for exemptive relief will not result in the Company entering into a transaction with any related parties.

Note 4. Share Repurchase Program, Page 82

2.                                      The disclosure states that “The Company intends to offer to repurchase such common shares on each date of repurchase at a price equal to 90% of the offering price in effect on the date of repurchase.” What is 90% of the offering price in terms of net asset value? Are repurchases always done at net asset value?

Pursuant to the Investment Company Act of 1940, as amended, the Company generally may not sell its common shares at a price per share, after deducting selling commissions and dealer manager fees, which is below the Company’s net asset value per share. In addition, under the Company’s share pricing policy, in the event of a material decline in the Company’s net asset value per share, which it considers to be a 2.5% decrease below its then-current net offering price, the Company will reduce its offering price in order to establish a new net offering price that is not more than 2.5% above the Company’s net asset value per share. Accordingly, the Company’s net asset value per share on each date of repurchase is within 2.5% of its net offering price per share, which includes up to 10% in upfront sales charges and up to 1.5% in organization and offering costs. The repurchase price, which is 90% of the public offering price on the date of repurchase, is always greater than the net asset value per share on the date of repurchase, and generally does not exceed net asset value by more than 4.0% as of such date.

* * * * * * *

The Company hereby acknowledges that: (i) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not foreclose the Commission from taking action with respect to the filing; (ii) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the review of this filing by the Commission or the Staff, acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:                             James O’Connor, Esq.

Christina DiAngelo Fettig

Securities and Exchange Commission

Stephen Sypherd

FS Energy and Power Fund II